ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

June 16, 2011

VIA Courier and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Northern Lights Fund Trust II Form N-1A, filed on April 18, 2011 File Numbers 333-173560, 811-22549 (and Form N-1A, filed on June 15, 2011 File Number 333-174926)

Ladies and Gentlemen:

This letter is provided in response to the Staff of the U.S. Securities and Exchange Commission’s (the “Commission”) comment letter dated May 20, 2011, relating to Form the N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on April 18, 2011 (File Numbers 333-173560, 811-22549) (the “April 18 Registration Statement”).  Although a Form RW was filed yesterday to withdraw the April 18 Registration Statement because of an incorrect signature page, the April 18 Registration Statement was immediately re-filed the same day with a corrected signature page (File Number 333-174926) (the “June 15 Registration Statement”).  Accordingly, our response to the Commission’s comment letter applies equally to the newly filed June 15 Registration Statement.

As requested, each response is numbered to correspond to the Commission’s comment letter.  A copy of this letter, along with clean and marked (against the N-1A filed on April 18, 2011) copies of the amended Form N-1A (the “Form N-1A”), are being sent to the Commission via overnight mail. Page references refer to the marked copy of the Form N-1A.  A pre-effective amendment to the June 15 Registration Statement reflecting these changes is being filed concurrently with this comment letter.

General Comments

Comment #1

Please supply the undersigned with copies of any exemptive application and any no-action request the Fund has submitted, or will submit, in connection with registration of its shares.

Response #1

It is expected that the Alternative Strategies Mutual Fund, a series of the Trust for Professional Managers (the ‘Predecessor Fund”) will be reorganized into the Alternative Strategies Mutual Fund, a series of the Registrant.  Like the Predecessor Fund, the Alternative Strategies Mutual Fund intends to operate as a “manager of managers” fund pursuant to an exemptive order that was granted to the Trust for Professional Managers and Ascentia Capital Partners, LLC (“Ascentia”) on October 15, 2008.  The order under Section 6(c) of the Investment Company Act of 1940 grants an exemption from Sections 15(a) and Rule 18f-2 of the Act (File No. 812-13514) and extends to any existing or future registered open-end management investment company or series thereof that: (a) is advised by the Ascentia or a person controlling, controlled by, or under common control with the Ascentia or its successors; (b) uses the management structure described in the application; and (c) complies with the terms and conditions of the application.  The Registrant intends to comply with these conditions.  A paper copy of SEC Release No. IC – 28439, which granted the request for exemption as well as the applicable notice and application, will be included in the materials being sent to the Commission via courier.

Comment #2

Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response #2

The disclosure has been reviewed and revised as the Funds deemed appropriate in reference to the Commission’s plain English requirements.

Comment #3

We may have more comments on disclosure included in any subsequent pre-effective amendments.

Response #3

We await any additional comments that the staff may have.

Comment #4

All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

Response #4

We confirm that the Registrant intends to make the appropriate filings when required.

Comment #5

Please notify the undersigned when the N-14 registration statements or preliminary proxies relating to the reorganization transactions will be filed and when the shareholder meetings to approve the transactions will be scheduled.

Response #5

For the Alternative Strategies Mutual Fund, the definitive proxy statement was filed on June 3, 2011, and it is expected that the special meeting of shareholders to approve the reorganization will be held on June 22, 2011.

For the Two Oaks Diversified Growth and Income Fund, the Form N-14 was filed on June 14, 2011, and it is expected that the special meeting of shareholders to approve the reorganization will be held on July 28, 2011.

For the Hundredfold Select Alternative Fund, Hundredfold Select Global Fund and Hundredfold Select Equity Fund, it is expected that the Form N-14 will be filed sometime around June 30, 2011, and that the special meeting of shareholders to approve the reorganization will be held on August 22, 2011.

Prospectus – Alternative Strategies Mutual Fund

Summary Section

Comment #6

Fees and Expenses of the Fund – Delete the subordinate clause in Footnote 1 so that it simply states: “These expenses are based on estimated amounts for the Fund’s current fiscal year.”

Response #6

The subordinate clause in Footnote 1 has been deleted. Please see the revised footnote on page 1 of the Prospectus.

Comment #7

Fees and Expenses of the Fund – The fee table sets forth expenses for Class C. However, certain portions of the prospectus, including “The Advisor” and “Shareholder Information,” do not discuss Class C. Please revise the prospectus accordingly.

Response #7

The Fund has decided not to add Class C shares at this time, and, therefore, all references to Class C shares in the Prospectus have been deleted.

Comment #8

Principal Investment Strategies – As the Fund may be significantly invested in derivatives, please review your disclosure in light of the recently released guidance from this Division: Letter to the Investment Company Institute re: Derivatives Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response #8

The disclosure has been reviewed and revised as the Funds deemed appropriate in reference to the noted letter.

Comment #9

Investment Advisor and Sub-Advisors – (a) Research Affiliates, LLC is described as a “signal provider” to the Fund’s Advisor. Please defined “signal provider.” (b) Describe what the “signal provider” does under “Management of the Fund.” (c) Explain in your response why Research Associates, LLC is no longer a Sub-Advisor.

Response #9

(a)

Please see page 7 of the Prospectus, which explains that “A signal provider provides research and portfolio analysis to an advisor, but does not process trades.”

(b)

Please see the revised disclosure on page 20 of the Prospectus, under the heading “Management of the Fund – The Sub-Advisors,” which states that “Research Affiliates, LLC also served as a sub-advisor to the Predecessor Fund, but will serve solely as a signal provider to the Fund’s advisor going forward. A signal provider provides research and portfolio analysis to an advisor, but does not process trades.”

(c)

The signal provider only provides research and portfolio analysis to the Advisor; it does not implement an investment strategy or process trades. It is up to the Advisor to implement any investment strategy and process trades which may or may not take into consideration the research provided by Research Affiliates, LLC.

 Shareholder Information

Comment #10

The fee table and the cover page refer to the existence of Class C shares. This section of the prospectus should describe Class C shares and how they may be purchased.

Response #10

As noted above, all references to Class C shares in the Prospectus have been deleted.

Prospectus – Hundredfold Funds

Summary Section – Hundredfold Select Alternative Fund

Comment #11

Fees and Expenses of the Fund – See Comment 6.

Response #11

The subordinate clause in Footnote 1 has been deleted. Please see the revised footnote on page 2 of the Prospectus.

Comment #12

Principal Investment Strategy and Principal Investment Risks – See Comment 8 concerning derivatives.

Response #12

As noted above, the disclosure has been reviewed and revised as the Funds deemed appropriate in reference to the noted letter.

Comment #13

Principal Investment Strategy – Please clarify the disclosure by indicating the extent the Fund invests in United States or foreign securities. If the Fund will invest in foreign securities as a principal strategy, please revise the risk summary accordingly.

Response #13

The Prospectus has been revised to state that the Fund may also seek exposure to securities of foreign issuers. However, as this is not currently a principal component of the Fund’s investment strategy, the risks associated with investment in foreign securities are not disclosed under “Principal Investment Risks.”

Comment #14

Performance – In the narrative explanation accompanying the bar chart and table, delete the descriptions of the Barclays Capital U.S. Aggregate Bond Index and the S&P 500 Index. Add a statement that the S&P 500 Index shows how the Fund compares with the performance of a widely used securities index and how the performance of stocks compares with bonds.

Response #14

The descriptions of the Barclays Capital U.S. Aggregate Bond Index and the S&P 500 Index have been deleted from the narrative explanation accompanying the bar chart and table.  Additionally, the following statement has been added on page 6 of the Prospectus: “The S&P 500 Index shows how the Fund compared with the performance of a widely used securities index during the periods shown. The Barclays Capital U.S. Aggregate Bond Index shows how the performance of stocks compared with bonds during the same periods.”

Comment #15

Performance – This performance section discusses the reorganization. Please consider whether the other Funds should have similar disclosure.

Response #15

A brief description of the reorganization and a statement that explains that each Fund is a continuation of the relevant Predecessor Fund, and, therefore, the performance information includes the performance of the relevant Predecessor Fund is now included in the “Performance” section for each Fund.

Comment #16

Principal Investment Risks – High Yield Securities Risks – Add disclosure that high yield securities have speculative characteristics.

Response #16

Please see the revised disclosure under the heading “Principal Investment Risks – High-Yield Securities Risk” on page 4 of the Prospectus, which states that “High yield securities may have speculative characteristics.”

Summary Section – Hundredfold Global Perspective Fund

Comment #17

Fees and Expenses of the Fund – See Comment 6.

Response #17

The subordinate clause in Footnote 1 has been deleted. Please see the revised footnote on page 8 of the Prospectus.

Comment #18

Principal Investment Strategy, Principal Investment Risks – See Comment 8 Concerning Derivatives.

Response #18

As noted above, the disclosure has been reviewed and revised as the Funds deemed appropriate in reference to the noted letter.

Comment #19

Performance – In the narrative explanation accompanying the bar chart and table, delete the description of the MSCI World Index. Also delete the description of the S&P 500 Index. Add a statement that the S&P 500 Index shows how the Fund compares with the performance of a widely used securities index and how the performance of stocks compares with bonds.

Response #19

The descriptions of the MSCI World Index and the S&P 500 Index have been deleted from the narrative explanation accompanying the bar chart and table. Additionally, the following statement has been added on page 12 of the Prospectus: “The performance of the S&P 500 Index shows how the Fund compared with the performance of a widely used U.S. securities index during the periods shown, while the MSCI World Index shows how the performance of a broad-based global stock index compared against a broad-based U.S. stock index during the same periods.”

Summary Section – Hundredfold Equity Opportunity Fund

Comment #20

Fees and Expenses of the Fund – See Comment 6.

Response #20

The subordinate clause in Footnote 1 has been deleted. Please see the revised footnote on page 16 of the Prospectus.

Comment #21

Fees and Expenses of the Fund – Delete Footnote 2. Does this Fund require the footnote permitted by Item 3.3(f)(vii) of Form N-1A as do the other two Hundredfold Funds?

Response #21

Footnote 2 has been deleted in response to your comment. In addition, the following footnote has been added: “Total Annual Fund Operating Expenses for the Fund do not correlate to the ‘Ratios to Average Net Assets: Net Expenses’ provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses.”

Comment #22

Principal Investment Strategy – To answer the question raised in the parenthetical: The 80% test is required because the Fund has “equity” in its name. See Rule 35d-1(a)(2) under the Investment Company Act of 1940. The 80% is not a “target” but an absolute minimum which should be maintained by the Fund except when it is taking a temporary defensive position.

Response #22

In response to your comment, the parenthetical that you reference has been deleted.

Comment #23

Performance – In the narrative explanation accompanying the bar chart and table, delete the description of the Standard & Poor’s Index 500.

Response #23

The description of the S&P 500 Index has been deleted from the narrative explanation accompanying the bar chart and table.

Additional Details about the Funds

Comment #24

Hundredfold Global Perspective Fund – Portfolio Investment Strategy – To be consistent with the use of “global” in its name, please add disclosure stating how the Fund’s assets will be tied economically to a number of countries throughout the world. For example, the Fund could add a statement that the Fund will invest in at least three different countries and it will invest, under normal market conditions, at least 40% of its net assets outside the United States.

Response #24

The following statement has been added in response to your comment. “The Fund will invest in at least three different countries, and it will invest, under normal market conditions, at least 40% of its net assets outside the U.S.” Please see page 22 of the Prospectus.

Comment #25

Principal Risk Factors – High Yield Securities – See Comment 16.

Response #25

Please see the revised disclosure included under the heading “Principal Risk Factors – High Yield Securities,” which states that “High yield securities may have speculative characteristics.”

Additional Information

Comment #26

Management of the Funds – Disclose that Advisors Preferred, LLC has replaced Rafferty Asset Management, LLC which was the investment advisor of the Predecessor Fund. In your response to this letter, please explain why the advisor of the Predecessor Fund was replaced.

Response #26

Please see the revised disclosure on page 40 of the Prospectus, which states that “Rafferty Asset Management, LLC served as each Predecessor Fund’s investment adviser.  However, the sub-adviser to the Predecessor Funds, Hundredfold Advisors, LLC, continues in that capacity with respect to each of the Funds.”

Each Predecessor Fund is a series of Direxion Funds, a trust that is, at least in part, a series trust like Northern Lights Fund Trust II which permits investment advisers, such as Hundredfold Advisers, to register and manage individual funds on an existing investment company platform.  As the sponsor of Direxion Funds, Rafferty Asset Management, LLC serves as the investment adviser to each of the series of the Direxion Funds, and an affiliate of Rafferty also serves as distributor.  Advisers such as Hundredfold Advisors that have opened up funds on the Direxion Funds platform have typically done so in a subadvisory capacity. When Hundredfold Advisors decided to change platforms to seek better advisory and distribution services for the funds, the adviser needed to change as well.  As a result, Hundredfold Advisors partnered with Ceros Financial Services, Inc. and its affiliate, Advisors Preferred, LLC, to serve as distributor and investment adviser, respectively, to the Hundredfold Funds.

Comment #27

The principals of the investment adviser need not be disclosed in the prospectus but should be disclosed in the Statement of Additional Information.

Response #27

The information regarding the principals of the investment adviser has been removed from the Prospectus, but is disclosed in the Statement of Additional Information.

Comment #28

The relationship between the Advisor and the distributor should be disclosed in the prospectus.

Response #28

Please see page 7 of the Prospectus, which now states that “Advisors Preferred, LLC is a wholly-owned subsidiary of Ceros Financial Services, Inc., the Fund’s distributor.” The Statement of Additional Information also explains on page 24 that “Advisors Preferred, LLC may select Ceros Financial Services, Inc., an affiliated broker/dealer to execute portfolio transactions.”

Prospectus – Two Oaks Diversified Income Fund

Fund Summary

Comment #29

Investment Objective – The investment objective, long-term growth of capital, is inconsistent with the name of the Fund, which suggest income as an investment objective. Change the name of the Fund to one that is consistent with its investment objective.

Response #29

In response to your comment, the investment objective is described slightly differently in order to better reflect the strategies pursued by the Fund. As disclosed on pages 1 and 6, the investment objective of the Fund is long-term growth of capital and income. The name of the Fund has been changed to Two Oaks Diversified Growth and Income Fund in order to remain consistent with its investment objective.

Comment #30

Fees and Expenses of the Fund – See Comment 6.

Response #30

The subordinate clause in Footnote 1 has been deleted. Please see the revised footnote on page 1 of the Prospectus.

Comment #31

Principal Investment Strategies – Please revise the disclosure to make it clear that “lower-rated securities” are not considered investment grade and are deemed to have the status of “junk bonds.”

Response #31

Please see the revised disclosure on pages 2 and 6, which states that “Lower-rated securities are not considered investment grade, and are deemed to have the status of ‘junk bonds.’”

Investment Advisory Services

Comment #32

Fund Manager – Disclose the reasons why Hillcrest Wells Advisors, LLC was replaced by Two Oaks Investment Management, Inc.

Response #32

Please see the revised disclosure on page 8 of the Prospectus, under the heading “Investment Advisory Services – Fund Manager” which provides additional information regarding the decision to replace Hillcrest Wells Advisors, LLC.

Statement(s) of Additional Information

Independent Trustees

Comment #33

The information required by Item 17.2(a)(1) of Form N-1A pertaining to Mr. Lewis should be furnished by pre-effective amendment.

Response #33

Please see the revised disclosure for Mr. Lewis included in the table titled “Independent Trustees.”

Comment #34

The Independent Trustees and Trustees and Officer tables – Delete the second footnote with double asterisks (**) pertaining to the number of portfolios in the fund complex and revise the “Number of Portfolios in Fund Complex Overseen by Trustee” to include all the portfolios overseen by these Trustees and not just those in the Trust.

Response #34

We have deleted the footnote as per your request and updated the tables accordingly.

Securities and Exchange Commission

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum